Filed by Andrew Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The following was posted on an internal Andrew website on June 26, 2006 to answer employee questions about the proposed merger between Andrew Corporation and ADC Corporation.
ANDREW EMPLOYEES’ FREQUENTLY ASKED QUESTIONS
ABOUT THE PROPOSED MERGER WITH ADC
Since the May 31 announcement of Andrew’s planned merger with ADC, employees around the world have asked their managers numerous questions regarding the agreement. We will post answers to many of the questions on this site. Check back often, as additional questions and answers will be added on a regular basis. Do you have a question about the proposed merger? Please ask your manager, or send it to intquestions@andrew.com.
1. How is the fiscal 2007 budgeting and planning process affected by this pending merger?
A: The FY07 plan calendar has been developed and published to senior management. At this point, the processes and timing of the plan are “business as usual” as Andrew continues to operate on an independent basis. It is very possible that as we move towards completion of the plan in late August or early September that there may be an overlay to our plans reflecting merger integration plans.
2. What is the difference between a merger and an acquisition? Why would you call this event one or the other of those?
A: The distinction between a merger and an acquisition is a legal distinction. From a legal perspective, a merger is just another form of an acquisition. An acquisition could be something as simple as buying or acquiring some discrete assets, or buying or acquiring a line of business from another company, or outright purchasing an entire company. Any of these transactions can be called an acquisition. A merger is a specific type of an acquisition where two companies are combined into one. In our case, while ADC is the acquiring company, it is the combination of our two companies which we are calling a merger.

3. Why did Andrew’s stock price not reflect the 30 percent premium that was announced at the time of the merger? Why did the stock market react like it did?
A: There are various explanations for the market’s reaction to the merger announcement and its impact on Andrew stock. Reasons could include factors such as the market’s overall view of the telecom industry in general, its view of future prospects for Andrew and ADC, the complexity of the transaction, and the trading of arbitragers, or short-term investors who attempt to make money from the trading of merger partners’ stocks based on the announced exchange rate. The executive management and boards of directors of ADC and Andrew remain committed to successfully communicating to investors the value of combining the companies and completing this transaction.
4. What did Mr. Switz mean in the webcast about being a low cost manufacturer?
During the investor conference call on the day of the merger announcement, ADC Chief Executive Officer Bob Switz was referring to locating manufacturing capabilities in areas with low-cost labor and in which we maximize our ability to meet customer delivery requirements.
5. With regard to competition, who will be the new company’s main competitors?
A: Andrew’s current competitors will remain our competitors after the merger is completed. The combined company also will continue competing against existing ADC competitors such as Corning, Commscope, Tyco, Emerson, 3M, Telect, and many emerging companies in China.
6. Does ADC still operate their factory in Glenrothes?
A: No, ADC’s facility in Glenrothes, Scotland has been closed.
7. How many employees does ADC have in the US versus outside of the country?
ADC has approximately 2,600 employees in the US and approximately 6,100 elsewhere.
8. What happens to my seniority? Do I start over again?
A: All years of service with Andrew will become years of service for ADC.
9. If I was part of another company that was acquired by Andrew, will my tenure with that company be recognized by the new one?
A: Yes. If your tenure was recognized by Andrew, then your tenure will be recognized by ADC.

10. I worked at Andrew in the past and have just recently been rehired. After completing a year of employment at Andrew, I was supposed to get credit for my prior years of service. Will I still get my years of service back after my one year anniversary?
A: Yes, all credited service years earned or to be earned at Andrew will be transferred as credited service for ADC.
11. What if an employee worked for ADC before Andrew? Will they get credit for that time in the new company?
A: That will be decided by ADC.
12. What will happen to the Andrew Profit Sharing Trust?
A: The APST will continue for a certain period of time, after which current plans call for it to be rolled into the ADC 401K plan.
13. Will we know our benefits package before the next open enrollment deadline?
A: It is likely that Andrew benefits will continue to be in place through the next open enrollment period. Employees will be notified of their benefit selection options in advance of the open enrollment period, as in past years.
14. How are pensions at AAS affected?
A: Presently, the AAS pension is not affected by the merger.
15. What is going to happen to Andrew stock options and restricted stock units (RSUs)?
A: Under terms of the merger agreement, Andrew shareholders will receive 0.57 of an ADC common share for each common share of Andrew they own. This applies to all stock options and RSUs, too. Upon the close of the merger, all unvested stock options and time-vested restricted stock units will be 100 percent vested. Any performance-vested RSUs also will be 100 percent vested at the target award level. Additional detailed information will be given to holders of stock options and RSUs as soon as possible.
16. What will happen to stock options that have not vested?
A: Any stock options that were not already vested will immediately be 100 percent vested as of the close and converted to vested ADC options.
17. Will the new Engineering Technical Ladder program be affected?
A: The Engineering Technical Ladder is unchanged and will continue with implementation. There are no current plans to change the Ladder; however it will be reviewed during the integration process.

18. Will merit raises be offered in early 2007, as scheduled?
A: No changes are currently anticipated. Eventually, the new organization will adjust the compensation program as necessary to ensure ADC Andrew is as market competitive as possible.
19. Will pay scales and salaries be revised?
A: At some point, it may be necessary to consider the competitiveness of pay scales and salaries globally; however no changes are currently planned.
20. How does ADC compare to Andrew in pay offered for comparable positions?
A: ADC, like Andrew, targets market competitive compensation for all positions.
21. What happens to the WINS plan?
A: No changes to the WINS plan currently are being contemplated. Eventually, the compensation program will be adjusted as necessary to make sure the new organization is as market competitive as possible.
22. Will there be any impact on my permanent residency (green card) application?
A: There should be no impact on a pending green card application unless the foreign national’s job position is eliminated or the job position of a comparable US employee is eliminated. All termination information is conveyed to the US government and, depending on the stage of the green card process, may affect or delay green card approval.
23. What happens to people who are on leave of absence when the deal closes?
A: This depends on which company’s leave of absence policies will be in effect following the close. ADC and Andrew currently are discussing this issue and more information will be provided as it becomes available.